EXHIBIT 14.1

INDEPENDENT AUDITORS’ CONSENT – REED ELSEVIER COMBINED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form  F-3 of our report dated February 18, 2004, relating to the combined financial statements of Reed Elsevier, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte & Touche LLP

Deloitte Accountants

Chartered Accountants

Amsterdam, The Netherlands

London, England

March 15, 2004

March 15, 2004

EXHIBIT 14.2

INDEPENDENT AUDITORS’ CONSENT-REED ELSEVIER PLC CONSOLIDATED FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form  F-3 of our report dated February 18, 2004, relating to the consolidated financial statements of Reed Elsevier PLC, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte & Touche LLP

Chartered Accountants

London, England

March 15, 2004

EXHIBIT 14.3

INDEPENDENT AUDITORS’ CONSENT-REED ELSEVIER NV GROUP FINANCIAL STATEMENTS

We consent to the incorporation by reference in Registration Statement Nos. 333-08542 and 333-12666 of Reed International P.L.C. and Elsevier NV on Form S-8 and in the Post-Effective Amendment No. 1 to Registration Statement No. 333-6710-02 and the Registration Statement No. 333-13188-01 of Reed International P.L.C. and Elsevier NV on Form  F-3 of our report dated February 18, 2004, relating to the group financial statements of Reed Elsevier NV, appearing in the Annual Report on Form 20-F of Reed Elsevier PLC and Reed Elsevier NV for the year ended December 31, 2003.

Deloitte Accountants

Amsterdam, The Netherlands

March 15, 2004